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                                                                    EXHIBIT 99.1

PRESS RELEASE


  SIFY REPORTS US GAAP RESULTS FOR THE THIRD QUARTER ENDED 31ST DECEMBER, 2004

             COMPANY'S REVENUES GROW 33% OVER SAME PERIOD LAST YEAR;
                        INCREASED 10% OVER PRIOR QUARTER.

                INVESTS IN NETWORK AND NEW BUSINESSES FOR GROWTH


CHENNAI, INDIA, JAN 18, 2005: Sify Limited (Nasdaq National Market: SIFY), India's premier Internet, network and e-Commerce Services Company, announced today its consolidated US GAAP results for the third quarter ended December 31, 2004.

PERFORMANCE HIGHLIGHTS:

     o Revenues grew to $21.85 million, a 33% increase over the same quarter last year.
     o Sify made cash profits of $1.09 million (in terms of adjusted EBITDA) compared to a cash profit of $1.02 million for the same period last year. (See the reconciliation below of Adjusted EBITDA to the Company's GAAP operating results.)
     o Adjusted EBITDA, excluding foreign exchange translation losses, for the quarter was $1.85 million, a growth of 74% over $1.07 million for the same period last year.
     o The company reduced its net loss for the quarter to $2.20 million from a net loss of $2.37 million for the same quarter last year.
     o Sify had a positive cash flow of $0.47 million after capital expenditures of $3.33 million. This is Sify's fifth consecutive quarter of being free cash flow positive.
     o    Cash balance at the end of the quarter was $36.7 million

MR. R RAMARAJ, MANAGING DIRECTOR AND CEO, SIFY, said, "Our revenues continue to grow steadily. We are confident that the investments made in the last quarter to expand our network to support our large enterprise wins, and to establish resources for our International Remote Infrastructure Management Services will translate into additional revenue streams in the future. The alliance with Global Crossing has started to benefit our customers with extended global reach as they pursue international business opportunities, while Global Crossing's customers will benefit from reach across India. We continue to grow our revenues while increasing efficiencies to generate cash from operations. We are pleased that this was the fifth consecutive quarter where we have been free cash flow positive."

MR. GEORGE ZACHARIAS, PRESIDENT AND COO, said, "We continue to grow our corporate businesses, both new customers and additional business from existing customers. We also increased the number of our iWay cyber cafes, and grew the broadband customer base. Our portal business developed a revamped, new home page on www.sify.com. Revenues from content services for mobile telephones continued strong growth over the previous quarter, as well as the number of advertisers on the portal. In addition, we have renewed advertising alliances with major online service providers such as Monster.com."
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SUMMARIZED RESULTS:
(In $ million, all translated at $1 = Rs 43.27)

Description                                      Quarter ended          Quarter ended   Year ended
                                                  31 December               30 Sep       31 March
                                               2004          2003            2004          2004
                                            ---------      ---------      ---------      ---------
Corporate services                          $   12.13      $    8.08      $   11.05      $   32.25
Retail Internet access                           8.73           6.40           7.85          25.16
Portals                                          0.61           0.40           0.57           1.94
Other                                            0.38           1.56           0.42           5.39
Sales revenue                               $   21.85      $   16.44      $   19.89      $   64.74

Adjusted EBITDA*                            $    1.09      $    1.02      $    1.77      $    1.95
o
Depreciation and amortization                   (3.37)         (3.23)         (3.29)        (13.22)
Below EBITDA share of affiliates                (0.20)         (0.51)         (0.15)         (1.57)
Profit on business sold/discontinued             0.00           0.00           0.36           3.20
Net interest                                     0.28           0.35           0.24           1.06
Tax
Net income/(loss)                           $   (2.20)     $   (2.37)     $   (1.07)     $   (8.58)

Adjusted EBITDA*/(loss) $/share             $    0.03      $    0.03      $    0.05      $    0.06

Net income/(loss) $/share                   $   (0.06)     $   (0.07)     $   (0.03)     $   (0.25)

*Adjusted EBITDA represents net income (loss) before interest, income tax, depreciation and amortization, impairment of intangible assets, and results involving discontinued operations or non-operating assets. Please see the section entitled "Non-GAAP Financial Information" below.

CORPORATE SERVICES:

Sify's corporate services contributed 55.5% of the revenues for the quarter. The third quarter had a number of wins for connectivity services, and growth in business from many existing clients.

New orders for Internet connectivity services were received from Airtel, Cable & Wireless, India Comnet and Mastek. IP VPN service contracts were signed with Elder Pharma, Khaitan and Nestle. Repeat contracts were received from Amazon, CLI3L, GE, Google, MensaMind, MindTree, Oracle and Satyam for Internet connectivity services. Orders for IP VPN services were extended by major customers such as HDFC Standard Life, Hutch, Group 4, Perfetti and Wipro.

Sify further strengthened its presence in the Retail Distribution segment by integrating 26 stores of Vishal Megamart, a leading chain of retail stores in Northern India. Services to Vishal stores include video conferencing and data connectivity between the stores. We were also contracted

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for the integration of Hutch shops, a mobile shopping initiative of one of the premium mobile service providers in India.

In December 2004, the Department of Telecommunications (DoT) issued guidelines for amending the ISP licenses to include IP VPN services. The new guidelines require an entry fee of Rs 100 Million ($2.31 million) to amend the license and an annual fee of 8% of Adjusted Gross Revenues. The Internet Industry body in India is expected to file an appeal against DoT's decision. However, in order to eliminate market uncertainties for our IP VPN services business, Sify paid the Rs. 100 Million entry fee in early January 2005.

Sify's alliance with Global Crossing led to new contracts with customers including Equinox, GECIS and Seaton.

Two leading consumer product manufacturers, Pidilite Industries and Perfetti Van Melle India, selected Forum, Sify's supply chain solution, for managing their distribution operations across India.

RETAIL INTERNET ACCESS:

This segment accounted for 39.9% of Sify's revenue as follows:

         Internet access at home through dial up               4.5%
         Internet access at home through broadband             9.8%
         Internet access at "iWay" cyber cafes                19.1%
         Voice over IP                                         6.5%

Sify's iWay cyber cafes increased in number to 2,270 with presence in 69 cities. There are more than 17,000 PCs in use across iWays, with about 800,000 consumers accessing these services each quarter. International Internet telephony grew substantially with over 9.4 million minutes of International voice calls made during the quarter.

Sify's broadband business gained momentum with the subscriber base increasing by about 40% during the quarter. We now have more than 67,000 subscribers with broadband connectivity, and have signed franchise agreements with about 1,000 Cable Television Operators in 45 cities.

PORTAL SERVICES:

The portal segment accounted for 2.8% of the revenues during the quarter. Revenues from content services for mobile telephones continued strong growth over the previous quarter. The number of advertisers on our portal also continues to grow, and we have renewed advertising alliances with major online services providers such as Monster.com and Bharat Matrimony.

ABOUT SIFY:

Sify is a leading Internet, network and e-Commerce services company in India, offering end-to-end solutions with a comprehensive range of products delivered over a common Internet backbone infrastructure. This Internet backbone reaches 73 cities in India. A significant part of

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the Company's revenue is derived from Corporate Services, which include corporate connectivity, network and communications solutions, security, network management services and hosting. A host of blue chip customers use Sify's corporate service offerings. Consumer services include broadband home access, dial up connectivity and the iWay cyber cafe chain across 69 cities. The Company's network services, data center operations and customer relationship management are accredited ISO 9001:2000. For more information about Sify, visit www.sifycorp.com.

NON-GAAP FINANCIAL INFORMATION

Our presentation of financial information above includes a presentation of Adjusted EBITDA. Adjusted EBITDA is neither an Indian GAAP measure nor a U.S. GAAP measure and should not be considered in isolation or as an alternative to net income as an indicator of operating performance or as an alternative to cash flow as a measure of liquidity. Our presentation above also includes a reconciliation of Adjusted EBITDA to net income/(loss), which we believe to be the most comparable financial measure under U.S. GAAP. Adjusted EBITDA is presented because it is a basis upon which our management assesses our financial performance and because we believe some investors find it to be a useful tool for measuring a company's financial performance and ability to fund operating obligations and capital expenditures. Investors evaluating our financial performance or analyzing our discounted cash flows based on Adjusted EBITDA should consider financing activities and non-recurring charges that are not included in the calculation. Also, for fiscal year ended March 31, 2004, Adjusted EBITDA excluded the gain recognized on the sale of land, previously held for development ($1.75 million) and the gain realized on the sale of our stake in Wisden Cricinfo ($1.45 million). While EBITDA or derivations thereof are frequently reported by many companies as a supplemental measure of operations, it is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the method of calculation.

FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Sify undertakes no duty to update any forward-looking statements.

For a discussion of the risks associated with Sify's business, please see the discussion under the caption "Risks Related to Our Business" in the Company's report on Form 20-F for the year ended March 31, 2004 and Form 6-K for the quarter ended September 30, 2004, which have been filed with the United States Securities and Exchange Commission and is available by accessing the database maintained by the SEC at www.sec.gov.

CONFERENCE CALL

Sify will host a conference call to discuss its third quarter results on January 18, 2005 at 10:00 AM US Eastern Time. Interested parties may participate in the conference call by dialing 877-270-4101 (U.S. or Canada) or 706-634-1485 (international), 5-10 minutes prior to the initiation


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of the call. A replay of the conference call will be available through February
1, 2005, by dialing 800-642-1687 or 706-645-9291 and entering access code 3355469. A webcast of the conference call will also be available under the investor relations section of Sify's corporate website, www.sifycorp.com until April 18, 2005.

FOR FURTHER INFORMATION PLEASE CONTACT:

        Mr. David Appasamy                      Brandi Piacente

        Investor Relations                      Investor Relations

        Sify Limited                            The Anne McBride Co.

        91-44-2254 0770 Ext. 2013               212-983-1702 x208

        Email: david_appasamy@sifycorp.com      Email: bpiacente@annemcbride.com